Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 The summary consolidated financial information of the Company set forth below as of and for the years ended December 31, 2025 and 2024, has been derived from our audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the three years ended December 31, 2025, 2024, and 2023 (the “Consolidated Financial Statements”), which are filed as an exhibit to the Form 6-K to which this exhibit is also filed. Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

The following discussion of the Company’s results of operations for the years ended December 31, 2025 and 2024 should be read in conjunction with our Consolidated Financial Statements and 2024 Annual Report.

The following table sets forth certain income statement data for LATAM Airlines Group for the years ended December 31, 2025 and 2024.

	Year ended December 31,		2025/2024
The Company(a)(b)	2025	2024	% change
Statement of income data:
Revenue:
Passenger	12,611.5	11,233.3	12.3%
Cargo	1,653.5	1,599.8	3.4%
Total revenue	14,265.1	12,833.0	11.2%
Cost of sales	(10,104.9)	(9,565.9)	5.6%
Gross margin	4,160.2	3,267.1	27.3%
Other income(c)	229.9	200.7	14.6%
Distribution costs	(579.0)	(606.2)	(4.5)%
Administrative expenses	(870.5)	(824.5)	5.6%
Other expenses	(603.9)	(459.8)	31.3%
Other gains/(losses)	(1.2)	(36.2)	(96.7)%
Financial income	146.3	142.4	2.7%
Financial costs	(721.4)	(882.0)	(18.2)%
Foreign exchange gains/(losses)	(141.5)	172.9	(181.8)%
Result of indexation units	(0.3)	19.5	(101.5)%
Income before taxes	1,618.6	993.9	62.8%
Income tax expense	(155.1)	(16.5)	840.4%
Net income for the period	1,463.6	977.4	49.7%
Income attributable to owners of the parent company	1,460.0	977.0	49.4%
Income attributable to non-controlling interests	3.6	0.5	656.2%
Net income for the period	1,463.6	977.4	49.7%

(a)	For more information on the subsidiaries included in this consolidated financial information, see Note 1 to our Consolidated Financial Statements.

(b)	The addition of the items may differ from the total amount due to rounding.

(c)	Other income included in this Statement of Income Data is equivalent to the sum of income derived from loyalty programs, tours, customs and warehousing operations, and other miscellaneous income. For more information, see Note 27 to our Consolidated Financial Statements.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Net Income

For the year ended December 31, 2025, we recorded a net profit of U.S.$1,463.6 million, of which U.S.$1,460.0 million is attributable to owners of the parent company, which represents an increase in net income of U.S.$486.1 million and net income attributable to owners of the parent company of U.S.$483.0 million, respectively, compared to U.S.$977.4 million of net income and U.S.$977.0 million of net income attributable to owners of the parent company, for the year ended December 31, 2024. Our net income for the year ended December 31, 2025 was mainly explained by strong operational performance within the context of a healthy demand environment.

Revenue

For the year ended December 31, 2025, total revenue increased 11.2% relative to the prior year, reaching U.S.$14,265.1 million. This was due to an increase of 12.3% in passenger revenues, and an increase of 3.4% in cargo revenues compared to the year ended December 31, 2024.

For the year ended December 31, 2025, passenger revenue amounted to U.S.$12,611.5 million, a 12.3% increase compared to U.S.$11,233.3 million in passenger revenue recorded in the prior year. Capacity increased by 8.2% compared to the year ended December 31, 2024, while passenger revenue per available seat kilometer (“PRASK”) reached U.S.$7.4 cents, reflecting an increase of 3.8% as compared with the year ended December 31, 2024.

For the year ended December 31, 2025, cargo revenue was U.S.$1,653.5 million, 3.4% higher than the cargo revenue recorded in the prior year. Increasing capacity and a slight increase in unit revenues contributed to the additional revenue generated. Cargo capacity, measured in available ton kilometers (“ATK”), grew by 3.1%, while unit revenue, measured in revenues for ATK (“RATK”), increased by 0.3%.

Cost of Sales

For the year ended December 31, 2025, our cost of sales increased by 5.6% compared to the prior year, to U.S.$10,104.9 million. This slight increase, despite the 8.2% increase in passenger operations, was the result of LATAM group’s commitment to cost containment, supported by a decrease in jet fuel prices. The following table presents the breakdown by item, followed by the corresponding explanations below:

	Year ended December 31,
	2025	2024	2025	2024	2025/2024 % change
	(in U.S.$ million)		(as a percentage of revenue)
Revenue	14,265.1	12,833.0	100.0%	100.0%	11.2%
Cost of sales	(10,104.9)	(9,565.9)	(70.8)%	(74.5)%	5.6%
Aircraft fuel	(3,804.8)	(3,970.1)	(26.7)%	(30.9)%	(4.2)%
Others Rental and Landing Fees	(1,635.1)	(1,469.3)	(11.5)%	(11.4)%	11.3%
Wages and Benefits	(1,530.7)	(1,330.5)	(10.7)%	(10.4)%	15.0%
Depreciation and Amortization	(1,586.2)	(1,318.1)	(11.1)%	(10.3)%	20.3%
Aircraft Maintenance	(862.7)	(815.9)	(6.0)%	(6.4)%	5.7%
Passenger Services	(382.3)	(331.9)	(2.7)%	(2.6)%	15.2%
Aircraft Rentals	0.0	(4.2)	—%	—%	(100.0)%
Other Cost of Sales	(303.1)	(325.9)	(2.1)%	(2.5)%	(7.0)%

For the year ended December 31, 2025, aircraft fuel expenses were U.S.$3,804.8 million, a 4.2%, or U.S.$165.3 million, decrease compared to U.S.$3,970.1 million in the year ended December 31, 2024. This decrease was driven by a 9.9% decrease in the average jet fuel price (including hedges) which more than offset a 6.4% increase in fuel consumption associated with the expansion of operations. Additionally, during the year ended December 31, 2025, we recorded a U.S.$19.1 million gain from fuel hedges compared to a U.S.$18.1 million gain recorded during the year ended December 31, 2024.

For the year ended December 31, 2025, other rentals and landing fees totaled U.S.$1,635.1 million, a 11.3%, or U.S.$165.8 million, increase compared to U.S.$1,469.3 million in the same period in 2024. The increase in this expense line is related to the 8.2% increase in passenger operations.

For the year ended December 31, 2025, wages and benefits expense totaled U.S.$1,530.7 million, a 15.0%, or U.S.$200.2 million, increase compared to U.S.$1,330.5 million for the year ended December 31, 2024. This increase is mainly explained by the increase in the average headcount of the group, particularly in cabin crew, in line with the increase in passenger operations, together with higher compensation paid by the respective affiliates to their employees, including a special bonus of U.S.$40 million in recognition of the strong results in recent years.

For the year ended December 31, 2025, depreciation and amortization reached U.S.$1,586.2 million, a 20.3%, or U.S.$268.1 million, increase compared to U.S.$1,318.1 million in the year ended December 31, 2024, mainly explained by an increase in the number of aircraft in the fleet during this period, including newer aircraft.

For the year ended December 31, 2025, aircraft maintenance totaled U.S.$862.7 million, an 5.7%, or U.S.$46.8 million, increase compared to U.S.$815.9 million in the same period in 2024 explained by increased level of operations and cost escalation driven by supply chain issues, and partially offset by the reversal of certain maintenance provisions related to the early termination of operating lease contracts that subsequently transitioned to finance leases.

For the year ended December 31, 2025, passenger service totaled U.S.$382.3 million, a 15.2%, or U.S.$50.4 million, increase compared to U.S.$331.9 million in the same period in 2024, which is primarily explained by a 6.6% increase in the number of passengers carried during the period, and a more significant international and premium mix in operations.

For the year ended December 31, 2025, aircraft rentals were U.S.$0.0 million, a 100.0%, or U.S.$4.2 million, decrease compared to U.S.$4.2 million in the year ended December 31, 2024. This decrease is explained by the expiration of all power-by-the-hour (“PBH”) contracts for aircraft. The aircraft rentals expense line item includes costs associated with lease payments based on PBH for contracts that have been modified to that structure. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft.

For the year ended December 31, 2025, other cost of sales reached U.S.$303.1 million, a 7.0%, or U.S.$22.8 million, decrease compared to U.S.$325.9 million in the year ended December 31, 2024, driven by lower scrap and amortization expenses resulting from cost reduction initiatives. This was partially offset by higher crew variable expenses due to expanded passenger operations in 2025.

As a result of the above, gross margin (defined as total revenue minus cost of sales) for the year ended December 31, 2025, totaled a gain of U.S.$4,160.2 million, compared to a gain of U.S.$3,267.1 million for the year ended December 31, 2024.

Other Consolidated Results

For the year ended December 31, 2025, other income totaled U.S.$229.9 million, generated primarily from strong performance in ancillary services sales within the LATAM Travel business. This represented a 14.6%, or U.S.$29.3 million, increase compared to the year ended December 31, 2024.

For the year ended December 31, 2025, distribution costs totaled U.S.$579.0 million, a 4.5%, or U.S.$27.2 million, decrease compared to the year ended December 31, 2024, mostly attributed to lower booking system expenses.

For the year ended December 31, 2025, administrative expenses totaled U.S.$870.5 million, a 5.6%, or U.S.$46.0 million, increase compared to the year ended December 31, 2024, mainly due to the increase in headcount.

For the year ended December 31, 2025, other expenses totaled U.S.$603.9 million, a 31.3%, or U.S.$144.1 million, increase compared to the year ended December 31, 2024, mainly due to higher software and infrastructure services expenses, as well as the reversal of provisions for tax contingencies, during 2024, which affect the comparison base.

For the year ended December 31, 2025, financial income totaled U.S.$146.3 million, a 2.7%, or U.S.$3.9 million, increase compared to the year ended December 31, 2024, mainly as a result of a higher level of cash balance compared to the year ended December 31, 2024.

For the year ended December 31, 2025, financial costs totaled U.S.$721.4 million, a 18.2%, or U.S.$160.5 million, decrease compared to the year ended December 31, 2024, mainly explained by the interest rate savings obtained from the refinancing of our senior secured notes due 2027 and 2029 completed in October 2024 and July 2025, respectively, partially offset by the income statement impacts related to these refinancings.

For the year ended December 31, 2025, foreign exchange gains (losses) totaled U.S.$141.5 million in losses, a 181.8%, or U.S.$314.4 million, decrease compared to the year ended December 31, 2024, mainly as a result of the appreciation of the Brazilian real compared to December 31, 2024.

For the year ended December 31, 2025, other gains and losses amounted to U.S.$1.2 million in losses, compared to a loss of U.S.$36.2 million in 2024, mainly explained by lower expenses associated with labor proceedings in Argentina. This line item also includes the effect of the early termination of contracts for aircraft under operating leases, which were subsequently replaced with finance leases.

For the year ended December 31, 2025, income tax cost totaled U.S.$155.1 million, a 840.4%, or U.S.$138.6 million, increase compared to the year ended December 31, 2024. This difference is mainly explained by an increase of US$3.1 million in deferred tax benefits and an increase of US$141.7 million in current tax expense related to certain subsidiaries of the group.

Liquidity and Cash Flow from Operating Activities

As of December 31, 2025, we reported U.S.$2,150.1 million in cash and cash equivalents. In addition, as of December 31, 2025, we had a balance of U.S.$1,575 million that was available and undrawn under our revolving credit facilities.

During the year ended December 31, 2025, we also registered positive net cash flow from operating activities of U.S.$3,737.1 million, compared to an inflow of U.S.$3,106.3 million during the year ended December 31, 2024.

As of December 31, 2025, we had consolidated fleet debt (operational leases and finance leases) of U.S.$5.2 billion, as well as non-fleet debt of U.S.$2.9 billion, resulting in total other financial liabilities of U.S.$8.1 billion.

5